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                                       US Airways Group, Inc.
                                             Exhibit 11
                     Computation of Basic and Diluted Earnings Per Common Share
                                             (unaudited)
                               (in millions, except per share amounts)
                                                    Three Months Ended         Nine Months Ended
                                                       September 30,             September 30,
                                                     -----------------         -----------------
                                                     1998         1997         1998         1997
                                                     ----         ----         ----         ----
Adjustments to Net Income
-------------------------
Net income                                          $ 142        $ 187        $ 434        $ 545
Preferred dividend requirement                          -          (11)          (6)         (55) a)
                                                     ----         ----         ----         ----

Earnings applicable to common
  stock used for basic computation                    142          176          428          490

Diluted adjustments
  Assume conversion of all preferred stock:
    Preferred dividend requirement                      -           11            6           55 a)
                                                     ----         ----         ----         ----
Adjusted net earnings applicable to
  common stock used for diluted computation         $ 142        $ 187        $ 434        $ 545
                                                     ====         ====         ====         ====

Adjustments to common stock shares outstanding
----------------------------------------------
Weighted average number of shares of common stock
  outstanding for basic computation                    92           84           94           74
Diluted adjustments
  Incremental shares from outstanding stock
    options (treasury stock method)                     2            3            2            2
  Assume conversion of all preferred stock              -           16            3           28 b)
                                                     ----         ----         ----         ----
    Total weighted average number of common
      shares for diluted computation                   94          103           99          104
                                                     ====         ====         ====         ====

Earnings Per Common Share
-------------------------
Basic                                               $1.54        $2.10        $4.53        $6.66
                                                     ====         ====         ====         ====
Diluted                                             $1.51        $1.82        $4.40        $5.24
                                                     ====         ====         ====         ====

Note: Numbers may not calculate due to rounding.

a)  Includes redemption premiums of $5.2 million and $0.8 million on 1,940.636 shares of Series F
    Preferred Stock and the Series T Preferred Stock, respectively (May 22, 1997 redemption date).
    See also b) below.
b)  For the time they were outstanding during the period, the effects of assuming conversion of the shares of Series F Preferred Stock prior to their redemption are antidilutive, but included for purposes of this calculation in accordance with Regulation S-K, Item 601(b)(11). See also a)
    above.

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